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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.   )

                            ------------------------

                                 ENDOGEN, INC.
                           (Name of Subject Company)

                                 ENDOGEN, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  29264J 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                Owen A. Dempsey
                     President and Chief Executive Officer
                                 Endogen, Inc.
                                30 Commerce Way
                             Woburn, MA 01801-1059
                                 (781) 937-0890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                    Copy To:
                            Brian D. Goldstein, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                          Boston, Massachusetts 02110
                                 (617) 248-7000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Endogen, Inc., a Massachusetts corporation (the "COMPANY"), and the address of the principal executive offices of the Company is 30 Commerce Way, Woburn, Massachusetts 01801-1059. The title of the class of the Company's equity securities to which this statement relates is Common Stock, par value $0.01 per share (each a "SHARE," and collectively, the "SHARES").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by EWOK Acquisition Corp., a Massachusetts corporation (the "PURCHASER"), a direct wholly-owned subsidiary of PerBio Science AB, a Swedish corporation ("PARENT"), to purchase all of the outstanding Shares at a price of $3.75 per Share, net to the seller in cash without interest (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 1999 (the "OFFER TO PURCHASE"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "OFFER").

    The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 2, 1999 (the "SCHEDULE 14D-1"), which was filed with the Securities and Exchange Commission (the "COMMISSION") pursuant to the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and the rules promulgated by the Commission thereunder. The Offer is being made pursuant to the Agreement and Plan of Merger (the "MERGER AGREEMENT") dated as of May 27, 1999 among Parent, Purchaser and the Company. The Merger Agreement provides that Purchaser's obligation to accept for payment and to pay for any Shares tendered is subject to, among other things, there being tendered and not withdrawn at least two-thirds of all outstanding Shares on a fully diluted basis prior to the expiration of the Offer or any extension thereof (the "MINIMUM CONDITION"). The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the Minimum Condition, Purchaser will be merged with and into the Company (the "MERGER"), and the Company will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Parent (the "SURVIVING CORPORATION"). At the effective time of the Merger, each Share then outstanding (other than Shares held by Parent, by Purchaser, in the treasury of the Company or by any subsidiary of Parent, Purchaser or the Company, all of which will be canceled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Massachusetts law) will be converted into the right to receive $3.75 in cash or any higher price per Share paid in the Offer. A copy of the Merger Agreement has been filed as Exhibit 1 to this statement and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the address of the principal executive offices of Parent is SE-284 80 Perstorp, Sweden and the address of the principal executive offices of Purchaser is 3747 North Meridian Road, Rockford, Illinois 61101.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, is set forth above under Item 1.

    (b) Except as forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

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        (1) CERTAIN MATERIAL CONTRACTS, AGREEMENTS, ARRANGEMENTS OR
    UNDERSTANDINGS AND ANY ACTUAL OR POTENTIAL CONFLICTS OF INTERESTS BETWEEN
    (A) THE COMPANY OR ITS AFFILIATES AND (B) THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

    PROXY DISCLOSURE

    Certain material contracts, agreements, arrangements or understandings between the Company and its directors, executive officers and affiliates are described on pages 4, 8 and 9 of the Company's Proxy Statement dated as of September 25, 1998 for its 1998 Annual Meeting of Stockholders (the "PROXY STATEMENT"). Pages 4, 8 and 9 of the Proxy Statement have been filed as Exhibit 2 to this statement and are incorporated herein by reference.

    EMPLOYMENT, CONSULTING AND SEVERANCE ARRANGEMENTS

    Pursuant to a letter, dated as of July 2, 1998, from the Company to Charles
R. Burke, Ph.D., a director of the Company, Dr. Burke is entitled to the same compensation paid to all non-employee directors of the Company, and is also entitled to receive $500 per half-day meeting with the Company's President and Chief Executive Officer which is not a Board or Committee meeting and an option to purchase 6,000 shares of the Company's Common Stock pursuant to the Company's 1992 Stock Plan (the "1992 PLAN"). These options were granted at an exercise price of $2.88 per share, which was 100% of the fair market value of the Company's Common Stock as of the date of grant. One-third of these options vested on the date of grant and, provided that Dr. Burke continues to serve the Company in the capacity of employee, officer, director or consultant, the balance of the options will vest over a period of two years, in two equal annual installments.

    Pursuant to a letter agreement, dated as of September 11, 1998, between the Company and Christine Burns, the Company's Vice President--Product Development and Technology, during the first year of Dr. Burns' employment her annual base salary was set at $128,000 and her annual incentive pay was set at a maximum of $24,000. During the second year of Dr. Burns' employment her annual base salary will be increased to $144,000 and her incentive pay will be set at a maximum of $24,000. In addition, if, through no fault of her own, Dr. Burns' employment with the Company is terminated, she will be entitled to a severance package in the form of salary continuation for a period of six months from her last date of employment, at the rate of her then current annual base salary, and medical benefits will also be continued for up to six months.

    Pursuant to a letter, dated as of September 30, 1998, from the Company to Dennis Walczewski, the Company's Vice President of Sales, Mr. Walczewski's annual compensation was adjusted retroactively such that effective December 1, 1997 his annual base salary was increased to $99,000 and his incentive pay was set at a maximum of $48,000. Mr. Walczewski's annual base salary as of December 1, 1998 was fixed at $106,000 and his annual incentive compensation was fixed at a maximum of $48,000. In addition, if through no fault of his own, Mr. Walczewski's employment is terminated, he will be entitled to a severance package in the form of salary continuation for a period of six months from his last date of employment, at the rate of his current annual base salary, and medical benefits will also be continued for up to six months.

    STOCK OPTION ACCELERATION AND CASH OUT

    Pursuant to the 1992 Plan and the option agreements issued thereunder, upon the consummation of the Offer the holders of stock options granted under the 1992 Plan, including the executive officers of the Company and participating directors, will receive a cash payment in connection with the cancellation of their options. The cash payment for each option that has an exercise price that is lower than the Offer Price will equal the difference between the Offer Price and the exercise price of such option, multiplied by the number of Shares subject to such option (whether vested or unvested). The Company will make aggregate payments equal to approximately $401,390. Of that total, Mr. Owen A. Dempsey will receive approximately $110,000 and Dr. Burns will receive approximately $60,000. The Company will make aggregate payments to non-employee directors under the 1992 Plan in the amount of $12,420. Of that

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total, Mr. Hayden Harris will receive approximately $7,200 and Dr. Burke will receive approximately $5,220.

    Non-employee directors of the Company holding stock options granted pursuant to the Company's 1993 Non-Employee Director Stock Option Plan (the "1993 PLAN") will receive a cash payment in connection with the cancellation of their options. The cash payment for each option that has an exercise price that is lower than the Offer Price will equal the difference between the Offer Price and the exercise price of such option, multiplied by the number of vested (but not unvested) Shares subject to such option. The Company will make aggregate payments equal to approximately $40,520. Of that total, Mr. Wallace Dempsey will receive approximately $19,880; Mr. Harris will receive approximately $19,880; Mr. Irwin Gruverman will receive approximately $380; and Dr. Wolfgang Woloszczuk will receive approximately $380.

    INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER. In considering the recommendations of the Board set forth in Item 4(a) below, the Company's stockholders (the "STOCKHOLDERS") should be aware that certain executive officers of the Company and members of the Board of Directors have interests in the Merger and the Offer, which are described in this statement, and in Annex A, and which may present them with certain conflicts of interest.

        (2) CERTAIN MATERIAL CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS AND ANY ACTUAL OR POTENTIAL CONFLICTS OF INTEREST BETWEEN (A) THE COMPANY OR ITS AFFILIATES AND (B) PARENT OR PURCHASER AND THEIR RESPECTIVE EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

    For a description of certain agreements or understandings between the Company, on the one hand, and Parent or Purchaser or certain affiliates of Parent or Purchaser, on the other, see the information set forth below and in
Item 4 of this statement under the heading "Background of the Transaction: Past Contacts, Transactions and Negotiations with Parent and Purchaser."

    CONFIDENTIAL DISCLOSURE AGREEMENT

    The following is a summary of certain material provisions of the Confidential Disclosure Agreement, dated as of January 11, 1999, between the Company and Pierce Chemical Company ("PIERCE"), an affiliate of Parent (the "CONFIDENTIALITY AGREEMENT"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which has been filed as Exhibit 3 to this statement and is incorporated herein by reference.

    The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Pierce agreed to keep confidential all non-public, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "CONFIDENTIAL INFORMATION") and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company.

    EXCLUSIVITY AGREEMENT

    The following is a summary of certain material provisions of the Exclusivity Agreement (the "EXCLUSIVITY AGREEMENT") dated as of May 12, 1999 by and between the Company and Pierce. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, a copy of which has been filed as Exhibit 4 to this statement and is incorporated herein by reference

    The Exclusivity Agreement contains customary provisions, pursuant to which, among other matters, the Company agreed (i) to provide Pierce and representatives of Pierce reasonable access to the books, records, properties and personnel of the Company, including records of the Company's independent certified public accountants, (ii) to cease any ongoing discussions with other parties that relate to a transaction or series of transactions similar to those contemplated by the Merger Agreement and (iii) subject to the Board of Directors' fiduciary duties, not to solicit, initiate or otherwise engage in negotiations or communications with other parties regarding transactions of the type contemplated by the Merger Agreement for a period of ten days. The Exclusivity Agreement expired on May 22, 1999 and was not extended.

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    MERGER AGREEMENT

    The following is a summary of certain material provisions of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

    The Merger Agreement provides that following the satisfaction of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares then owned by the Company, Parent, or any direct or indirect wholly owned subsidiary of Parent or by stockholders, if any, who dissent from the Merger and comply with all of the provisions of the Massachusetts Business Corporation Law ("MBCL") concerning the right, if applicable, of holders of Shares to seek appraisal of their Shares) will be converted into the right to receive the price per Share paid in the Offer.

    THE OFFER. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described below. The Merger Agreement provides that the Purchaser may extend the Offer by giving oral or written notice of such extension to the depositary, without the consent of the Company, only (1) if at the Expiration Date (as defined in the Merger Agreement) any of the conditions to the Purchaser's obligations to accept Shares for payment are not satisfied or waived, until such time as such conditions are satisfied or waived (each individual extension not to exceed five (5) business days after the previously scheduled Expiration Date), (2) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer, and (3) on up to two occasions in each case for period of not more than five (5) business days beyond the latest Expiration Date if on such Expiration Date there shall have been tendered more than the number of Shares sufficient to satisfy the Minimum Condition but less than 90% of the Shares. In addition, the Purchaser has agreed in the Merger Agreement that it will not, without the express written consent of the Company and after giving oral or written notice of such extension to the depositary, (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer Price, (3) add to or modify the conditions of the Offer, including the Minimum Condition, (4) except as provided above, extend the Offer if all of the conditions of the Offer are satisfied or waived, (5) change the form of the consideration payable in the Offer or (6) amend or alter any term of the Offer in any manner materially adverse to the Company's stockholders; provided, however, that nothing contained in the Merger Agreement will prohibit the Purchaser, in its sole discretion without the consent of the Company, from waiving satisfaction of any condition of the Offer other than the Minimum Condition.

    Pursuant to the Merger Agreement, the Company has granted the Purchaser an irrevocable option (the "PURCHASER STOCK OPTION") to purchase up to 690,172 shares of the Company's Common Stock, representing approximately 19.9% of the Company's outstanding Common Stock, at a price per share equal to the Offer Price payable in cash. The Purchaser Stock Option may be exercised, in whole or in part, at any time and from time to time after the date on which the Purchaser has accepted for payment the Shares tendered pursuant to the Offer and subject to satisfaction of the Minimum Condition if, but only if, Parent and Purchaser agree to permanently waive the conditions of the Offer.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the surviving corporation (the "SURVIVING CORPORATION"). As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than Shares then owned by the Company, Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of Parent, or by stockholders of the Company, if any, who dissent from the Merger and comply with all the provisions of

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the MBCL concerning the right, if applicable, of holders of Shares to seek appraisal of their Shares) will be converted into the right to receive the price paid in the Offer, in cash, without interest (the "MERGER CONSIDERATION"). As a result of the Merger each issued and outstanding share of capital stock of Purchaser will be automatically converted into one share of the common stock of the Surviving Corporation.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the terms of the Merger Agreement by the stockholders of the Company, (1) by mutual written consent of the Company and Parent, (2) by either the Company or Parent if (a)(i) as a result of any of the conditions to the Offer not being satisfied, the Offer shall have been terminated or expired in accordance with its terms without the Purchaser having accepted for payment any Shares pursuant to the Offer (including the Minimum Condition) or (ii) the Purchaser shall not have accepted for payment any Shares pursuant to and subject to the conditions to the Offer by July 31, 1999; provided, however, that the right to terminate the Merger Agreement pursuant to clause (2)(a) will not be available to any party whose failure to perform any of its obligations under the Merger Agreement proximately contributed to the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under the Merger Agreement by such party or
(b) if any Federal, state or local government or any court, tribunal, administrative agency or commission or other regulatory authority or agency, domestic, foreign or supranational (a "GOVERNMENTAL ENTITY"), shall have issued any order, decree or ruling or taken any action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable, (3) by Parent or the Purchaser prior to the Purchaser's obligation to accept Shares for payment pursuant to the Offer, in the event of a material breach (as defined in the Merger Agreement) by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which would or reasonably would be expected to give rise to the failure of a condition of the Offer, (4) by Parent or the Company if, prior to the obligation of the Purchaser to accept Shares for payment pursuant to the Offer, the Company (i) amends this Schedule 14D-9 or takes other action to modify its recommendation that the Offer and the Merger are fair to and in the best interest of the Company and its stockholders and its recommendation that the Company's stockholders accept the Offer, tender their shares pursuant to the Offer and approve and adopt the Merger and the Merger Agreement or (ii) enters into an acquisition agreement for an Alternative Transaction (as defined below) that constitutes a Superior Proposal (as defined below) and (5) by the Company if Parent or the Purchaser shall have (a) failed to commence the Offer within five business days of the date of the Merger Agreement, (b) failed to pay for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement or (c) breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform in respect of clause (c) is incapable of being cured or has not been cured within 30 days after the giving of written notice to Parent or the Purchaser, as applicable, except in any case under clause (c), such breaches and failures which would not prevent the consummation of the Offer or the Merger subject to the terms and conditions of the Merger Agreement.

    ALTERNATIVE TRANSACTIONS. The Merger Agreement provides that the Company and its subsidiaries shall not, and shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly, (1) solicit, initiate or furnish any information in response to any inquiries or the making of any proposal that may lead to an Alternative Transaction or (2) participate in any discussions or negotiations regarding any Alternative Transaction; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to and subject to the conditions (including the Minimum Condition) of the Offer, the Board determines in good faith, after consultation with its outside counsel, that action is required by reason of the Board's fiduciary duties under applicable law, the Company may (subject to compliance with the notification provisions discussed below), in response to an unsolicited Third Party Proposal (as defined below), (a) furnish information with respect to the Company to any person making

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such Third Party Proposal pursuant to a confidentiality agreement that is at least as protective of the Company's interest as is the Confidentiality Agreement and (b) participate in negotiations regarding such Alternative Transaction.

    The Merger Agreement defines "THIRD PARTY PROPOSAL" as a bona fide proposal from a third party, which proposal did not result from a breach of the restrictions described above relating to a Third Party Proposal and which third party the Board determines in good faith and upon the advice of AH&H or another financial advisor of nationally recognized reputation to be reasonably capable of completing a Superior Proposal. The Merger Agreement defines "ALTERNATIVE TRANSACTION" as any direct or indirect acquisition or purchase of assets of the Company and its subsidiaries outside the ordinary course of business or outstanding equity securities of the Company or any subsidiary, any tender offer or exchange offer that if consummated would result in any person beneficially owning equity securities of the Company or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction that would result in the acquisition of the Company or any subsidiary, other than the transactions contemplated by the Merger Agreement and other than the acquisition of Shares pursuant to the exercise of Company Stock Options or Warrants (each as defined below) which are issued and outstanding as of the date of the Merger Agreement.

    The Merger Agreement provides further that unless the Board shall have terminated the Merger Agreement as described below, neither the Board nor any committee thereof will (1) withdraw or modify, or propose to withdraw or modify, the approval or recommendation by such Board or such committee of the Offer, the Merger Agreement or the Merger, (2) approve or recommend, or propose to approve or recommend, any Alternative Transaction or (3) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other agreement (an "ACQUISITION AGREEMENT") with respect to any Alternative Transaction, unless in connection with the taking of any action described in clause (1), (2) or (3) the Board shall have previously terminated the Merger Agreement in connection with a Superior Proposal (as set forth above in clause
(4) of the section entitled "Termination of the Merger Agreement"). Notwithstanding the preceding sentence, if the Company's Board determines in its good faith judgment, after taking into consideration the advice of its outside legal counsel, that it is required by reason of their fiduciary duties under applicable law, the Company's Board of Directors may: (A) withdraw its recommendation of the Offer or the Merger and the other transactions contemplated thereby, or (B) approve or recommend or cause the Company to enter into an agreement with respect to a Superior Proposal; provided, however, that the Company concurrently terminates this Agreement and pays the Parent a termination fee, including Expenses (as defined below), in the amount of one million dollars ($1,000,000).

    The Merger Agreement defines a "SUPERIOR PROPOSAL" to be any Third Party Proposal to acquire, directly or indirectly, all of the Shares or all or substantially all of the assets of the Company; provided that (a) the Board determines in its good faith judgment (after consulting with a financial advisor of nationally recognized reputation) that such Third Party Proposal is on terms that are more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger (taking into account all relevant factors, including the amount and form of consideration to be received in respect of the Shares, the relative value of any non-cash consideration and the timing and certainty of closing), and (b) the Board determines in its good faith judgment (after consultation with outside counsel) that the failure to recommend or accept such Third Party Proposal would be required in order for its members to comply with their fiduciary duties under applicable law.

    In addition to the obligations of the Company set forth in the preceding paragraphs, the Merger Agreement provides that the Company as promptly as reasonably practicable shall advise Parent orally and in writing of any request for information or of any proposal or any inquiry regarding any Alternative Transaction and the material terms and conditions of such request, proposal or inquiry. The Company is further required under the terms of the Merger Agreement, to the extent reasonably practicable and not in violation of the Board's fiduciary duties under applicable law, after consultation with its outside counsel, to

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keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, proposal or inquiry. The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders with respect to any Third Party Proposal if (1) in the good faith judgment of the Board, after consultation with its outside counsel, such disclosure is required by reason of the Board's fiduciary duties under applicable law and (2) the Company shall have provided Parent and the Purchaser with reasonable advance notice of its position and proposed disclosure under the circumstances; provided, however, that neither the Company nor its Board nor any committee thereof is permitted, except as permitted by the Merger Agreement, to withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger or the Merger Agreement or approve or recommend, or propose to approve or recommend, an Alternative Transaction.

    FEES AND EXPENSES. The Merger Agreement provides that in the event that the Merger Agreement is terminated (1) by Parent or Purchaser pursuant to clause (3) under the section above entitled "Termination of the Merger Agreement," (2) by Parent pursuant to and in accordance with clause (2)(a)(i) under the section above entitled "Termination of the Merger Agreement" if such termination results from the failure of the conditions described in clauses (c), (f) or (h) under the section below entitled "Certain Conditions of the Offer" as a result of any breach by the Company of any covenant or agreement or any representation or warranty made by the Company in the Merger Agreement or (3) pursuant to clause
(4) under the section above entitled "Termination of the Merger Agreement," the Company shall promptly pay to Parent a termination fee, including all Expenses, in the amount of one million dollars ($1,000,000). The Merger Agreement defines "EXPENSES" as all out-of-pocket expenses incurred by the Purchaser and Parent in connection with the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby.

    CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that during the term of the Merger Agreement, the Company shall, and shall cause each of its subsidiaries to, carry on its business in the ordinary course and use its best efforts to preserve intact its current business organization, keep available the services of its current officers and employees as appropriate and preserve its relationships with customers, suppliers, licensors, licensees and others having business dealings with it. The Merger Agreement further provides that, except as otherwise expressly contemplated by the Merger Agreement or approved by Parent in writing (which approval shall not be unreasonably withheld or delayed), the Company shall not and shall cause its subsidiaries not to (1)
(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (2) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of Company Stock Options or warrants to purchase Shares outstanding on the date of the Merger Agreement in accordance with their present terms); (3) amend its articles of organization or by-laws; (4) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets except for the purchase of assets for an amount which does not exceed, individually or in the aggregate, $100,000; (5) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales of inventory or sales of immaterial assets; (6) (A) except for certain existing indebtedness and certain short-term borrowings incurred in the ordinary course of business, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of

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the Company, guarantee any debt securities of another person, enter into any
"keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (B) make any loans, advances or capital contributions to, or investments in, any other person; (7) make or agree to make any capital expenditure or expenditures with respect to property, plant or equipment which, individually, is in excess of $75,000 or, in the aggregate, are in excess of $250,000; (8) except as required by law or as consistent with past practice, make any tax election or settle or compromise any income tax liability or take any action or position inconsistent with the past tax or accounting practices of the Company; (9) with certain exceptions, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, the most recent consolidated financial statements (or the notes thereto) of the Company included in any report of the Company filed with the Commission and publicly available prior to the date of the Merger Agreement or incurred thereafter in the ordinary course of business consistent with past practice, or waive the benefits of, or agree to modify in any material respect, any confidentiality, standstill or similar agreement to which the Company or any subsidiary is a party, (10) except in the ordinary course of business, modify, amend or terminate any material contract, agreement, arrangement or other instrument (including any amendments thereto) to which the Company or any of its subsidiaries is a party or waive, release or assign any rights or claims; (11) enter into any contracts, agreements, arrangements or instruments (including any amendments thereto) relating to the distribution, sale or marketing by third parties of the Company's or its subsidiaries' products or services or enter into any such arrangement with any supplier of the Company unless terminable upon no more than thirty (30) days notice; (12) except as required to comply with applicable law and subject to exceptions for the Employment Agreements, (A) adopt, enter into, terminate or amend any benefit plan or other arrangement for the benefit or welfare of any director, officer or current or former employee,
(B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses, in the ordinary course of business consistent with past practice), (C) pay any benefit not provided for under any benefit plan other than bonuses in the ordinary course of business consistent with past practice, (D) except as permitted in clause (B), grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreement or awards made thereunder) or (E) take any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or benefit plan; or (13) authorize any of, or commit or agree to take any of, the foregoing actions.

    Pursuant to the Merger Agreement, the Company shall not take any action or omit to take any action, the taking or omission of which could reasonably be expected to result in (1) any of its representations and warranties set forth in the Merger Agreement becoming untrue or inaccurate in any material respect or
(2) any of the conditions to the Offer or to the Merger not being satisfied (subject to exceptions specifically permitted by the Merger Agreement).

    STOCK OPTIONS. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement but in no event later than the consummation of the Offer, the Company (or, if appropriate, the Board or any committee administering the Stock Option Plans) shall (including by adopting resolutions or taking any other actions) take action so as to allow that each outstanding option to purchase Shares (a "COMPANY STOCK OPTION") granted under any stock option, stock appreciation rights or stock purchase plan, or other right, program, arrangement or agreement of the Company (collectively, the "STOCK OPTION PLANS") and each outstanding warrant to purchase Shares (a "WARRANT") in each case outstanding immediately prior to the date of the Merger
Agreement: (A) to the extent then exercisable, either (1) to be cancelled immediately after consummation of the Offer in exchange for an amount in cash, payable at the time of such cancellation, equal to the product of (x) the number of Shares subject to such

Company Stock Option or Warrant immediately prior to the Effective Time and (y) the excess, if any, of the price per Share to be paid in the Offer over the per Share exercise price of such Company Stock Option or Warrant (the "NET AMOUNT") or (2) to be converted immediately prior to the Effective Time into the right solely to receive the Net Amount; provided, however, that no such cash payment has been made or (B) to the extent not then exercisable, to be canceled immediately after consummation of the Offer. The Company shall not make, or agree to make, any payment of any kind to any holder of a Company Stock Option or a Warrant (except for the payment described above) without the consent of Parent.

    The Merger Agreement provides further that subject to the provisions set forth above, all Stock Option Plans and the Employee Stock Purchase Plan shall terminate as of the Effective Time and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be terminated as of the Effective Time. The Merger Agreement provides that the Company shall ensure that following the Effective Time, no holder of a Company Stock Option or Warrant nor any participant in any Stock Option Plan or the Employee Stock Purchase Plan shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation, and that the Company shall use its reasonable best efforts to ensure that following the Effective Time, no holder of any remaining Company Stock Option or Warrant nor any participant in any Stock Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation. The Merger Agreement also provides that the Surviving Corporation shall continue to be obligated to pay the Net Amount to holders of any Company Stock Options or Warrants converted in accordance with clause (y) of the immediately preceding paragraph.

    INDEMNIFICATION AND EXCULPATION. Parent has agreed in the Merger Agreement that all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time (including with respect to the transactions contemplated by the Merger Agreement) existing now or at the Effective Time in favor of the current or former directors or officers of the Company as provided in its articles of organization, its by-laws and certain indemnification agreements shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms; provided however, that if any claims are asserted or made within such period, all rights to indemnification (and to advancement of expenses) hereunder in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the Merger is subject to the satisfaction or waiver of certain conditions, including the following: (1) if required by applicable law, the Merger Agreement having been approved and adopted by the affirmative vote of the Company's stockholders by the requisite vote in accordance with applicable law and the Company's articles of organization and (2) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Merger being in effect; provided, however, that each of the Company, the Purchaser and Parent has used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

    REASONABLE EFFORTS. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement, each of the parties will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Minimum Condition shall have been satisfied. Furthermore, notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and except as otherwise provided in the Merger Agreement or under applicable law, may terminate the Offer if, at any time on or after the date hereof and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists and is continuing as of any Expiration Date (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):

        (a) there shall be instituted or pending by any person or Governmental Entity any suit, action or proceeding (i) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer or pursuant to the Stockholder Agreement, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement (including the voting provisions thereunder), or seeking to obtain from the Company, Parent or the Purchaser any damages in connection with the aforesaid transactions that are material in relation to the Company, (ii) seeking to compel the Parent to dispose of or hold separate any material portion of the business or assets of the Company or Parent and its subsidiaries, taken as a whole, as a result of the Offer, (iii) seeking to impose material limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares to be accepted for payment pursuant to the Offer or purchased under the Stockholder Agreement, including, without limitation, the right to vote such Shares on all matters properly presented to the stockholders of the Company, or (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect any material portion of the assets, properties, business or operations of the Company and its subsidiaries taken as a whole.

        (b) there shall be any statute, rule, regulation, judgment, order, injunction or other restraint enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity or court, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; provided, however, that each of Parent and the Purchaser shall have used reasonable efforts to prevent the entry of any such injunction or other court order and to appeal as promptly as possible any injunction or other court order that may be entered;

        (c) there shall have occurred and continue to exist as of any Expiration Date any change or event that, individually or in the aggregate with any other change or event, is materially adverse to the assets, properties, business, financial condition, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or any occurrence that with notice or lapse of time or both could reasonably be expected to result in any such change or event;

        (d) there shall have occurred and continue to exist as of any Expiration Date (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or the NASDAQ, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions, or a disruption of or other event materially adversely affecting the extension of credit by lending institutions, (iii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, which has and continues to materially adversely affect the trading of securities on the NYSE involving the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

        (e) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct at the date hereof and at the scheduled or extended Expiration Date as though made on or as of such date (except for representations and warranties made as of a specified date) but only if the respects in which the representations and warranties made by the Company are inaccurate would in the aggregate have a material adverse effect and if such breaches of representations or warranties have not been cured within five (5) business days of written notice to Company by Parent or Purchaser; provided, however that in no event shall Parent be obligated to extend the Offer for more than one five (5) business day extension or beyond July 1, 1999 in order to permit Company to cure any such breach. For purposes of this offer condition, "material adverse effect" shall mean that claims, demands, liabilities and losses arising out of such inaccuracy will actually or may reasonably be expected to result in Losses suffered or incurred by the Company, the Parent or the Purchaser, when taken as a whole, in excess of $300,000.

        (f) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and such failure has a material adverse effect;

        (g) the Merger Agreement shall have been terminated in accordance with its terms; or

        (h) the Company's total stockholders equity as of May 31, 1999 shall not be at least Five Million Five Hundred Thousand Dollars ($5,500,000) as determined in accordance with Company's past practice consistently applied;

which in the reasonable judgment of Parent, in any such case, makes it inadvisable to proceed with the Offer or the acceptance for payment or payment for the Shares.

    The foregoing conditions other than conditions (b) and (g) are for the sole benefit of the Purchaser and Parent and, subject to the terms of the Merger Agreement, may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, except as otherwise provided in the Merger Agreement.

    STOCKHOLDER AGREEMENT

    The following is a summary of certain material provisions of a Stockholder Agreement dated as of May 27, 1999 (the "STOCKHOLDER AGREEMENT") between Purchase, Parent and Owen A. Dempsey, Hayden H. Harris, Charles R. Burke, Christine A. Burns, Avery W. Catlin, Wallace G. Dempsey, Irwin J. Gruverman, G&G Diagnostics Limited Partnership I. Hayden H. Harris Living Trust DTD 3/6/98 and Wolfgang Woloszczuk (collectively, the "SELLING STOCKHOLDERS"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholder Agreement, a copy of which has been filed as Exhibit 5 to this statement and is incorporated herein by reference.

    The Stockholder Agreement provides that each Selling Stockholder will tender in the Offer, and the Purchaser will purchase, all Shares beneficially owned by such Selling Stockholder (the "Subject Shares"), at a price per Share equal to the Offer Price. Such obligations regarding the Subject Shares are subject to the prior satisfaction or waiver of (1) the Purchaser having accepted Shares for payment under the terms of the Offer, (2) the Minimum Condition having been satisfied, (3) all regulatory approvals required by any applicable law, rule or regulation having been obtained and being final, and (4) there shall exist no preliminary or permanent injunction, or any other order by any court of competent jurisdiction, restricting, preventing or prohibiting either the purchase or the delivery of Subject Shares.

    Each of the Selling Stockholders has agreed, until the Merger Agreement has terminated, among other things, not to: (1) sell, transfer, give, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares owned by such Selling Stockholder other than pursuant to the terms of the Offer or the Merger or (2) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any takeover proposal.

    Each of the Selling Stockholders has agreed, until the Merger Agreement has terminated, among other things, not to: (1) sell, transfer, give, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Subject Shares owned by such Selling Stockholder other than pursuant to the terms of the Offer or the Merger or (2) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any takeover proposal. Each of the Selling Stockholders has also agreed until the Stockholder Agreement has terminated (and the Stockholder Agreement includes an irrevocable proxy provision for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by each Selling Stockholder), (1) to vote the Subject Shares at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (2) to vote such Shares at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a Selling Stockholder's vote, consent or other approval is sought, against (x) any Alternative Transaction, (y) any amendment of the Company's articles of organization or by-laws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of the Company's common stock or (z) any action that would cause the Company to breach any representation, warranty or covenant contained in the Merger Agreement.

    EMPLOYMENT AGREEMENTS

    The following are summaries of certain material provisions of Employment Agreements between Purchaser and employees of the Company. These summaries do not purport to be complete and are qualified in their entirety by reference to the complete text of the Employment Agreements, copies of which have been filed as Exhibits 13 and 14 to this statement and are incorporated herein by reference.

    The Purchaser has entered into employment agreements with certain employees of the Company including Owen A. Dempsey, the President of the Company and Christine A. Burns, the Vice President of Product Development and Technology (the "EMPLOYMENT AGREEMENTS"), pursuant to which such persons will serve the Company after consummation of the Offer. The Employment Agreements were executed as of May 27, 1999 and are not effective until the date that the Purchaser accepts for payment the Shares as specified in Section 4 of the Offer to Purchase. The initial term of each of the Employment Agreements is two years.

    Under the Employment Agreements, Mr. Dempsey will receive a base salary of $160,000 per year and Ms. Burns will receive a base salary of $144,000 per year. The Purchaser has agreed to provide each of Mr. Dempsey and Ms. Burns with a yearly bonus pursuant to a bonus plan to be agreed upon by the Purchaser and each of them within 90 days after the Employment Agreements become effective. Under such bonus plans, Mr. Dempsey will be entitled to earn up to an additional $60,000 per year and Ms. Burns will be entitled to earn up to an additional $36,000 per year. In addition, the Purchaser has agreed to provide a yearly vehicle allowance to Mr. Dempsey equivalent in value to $10,000 and to Ms. Burns equivalent in value to $6,000.

    Under the Employment Agreements, each of Mr. Dempsey and Ms. Burns and the Purchaser have the right to terminate the agreement upon providing notice of such party's intention not to renew the agreement at least 90 days prior to the expiration of the agreement's initial term. The Purchaser may terminate the Employment Agreements at any time for cause. The Purchaser and each of Mr. Dempsey and Ms. Burns have the right to terminate their Employment Agreements without cause upon at least 6 months' notice. In addition, each of Mr. Dempsey and Ms. Burns has the right to terminate his or her employment for good reason, (such as a reduction in salary, a relocation of more than 50 miles away from the Employee's current place of employment, or any significant adverse change in the nature of the Employee's duties or responsibilities), upon at least 30 days' notice to the Purchaser.

    If the Purchaser terminates the employment of Mr. Dempsey or Ms. Burns by choosing not to renew their agreements after the initial term or by terminating their employment without cause, Mr. Dempsey and Ms. Burns are entitled to continue to receive their salary for 12 months after their employment is terminated. If Mr. Dempsey terminates his employment for good reason, he is entitled to continue to receive his salary for 6 months after his employment is terminated. If Ms. Burns terminates her employment for good reason, she remains entitled to continue to receive her salary for 12 months after her employment is terminated.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The Board of Directors of the Company has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Stockholders, has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.

    A copy of a letter to all Stockholders dated June 2, 1999 communicating the recommendation of the Board of Directors has been filed as Exhibit 6 to this statement and is incorporated by reference.

    (b) BACKGROUND OF THE TRANSACTION: PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS WITH PARENT AND PURCHASER.

    Prior to August 1998, the Company from time to time held discussions with various companies regarding possible strategic transactions. In light of accelerated consolidation trends in the life science industry, the Board of Directors and senior management had begun to assess the Company's prospects and various strategies to enhance shareholder value. During special meetings of the Board of Directors held on July 20 and July 24, 1998, the Board discussed various alternatives for the Company and instructed the Company's President, Owen Dempsey, to investigate retaining the services of an investment banker to act as a financial advisor to the Company.

    On August 10, 1998, the Company engaged AH&H as its financial advisor to undertake a review of the Company's strategic alternatives, including continued internal growth, acquisitions of or partnering with other companies and a sale to or combination with another company, and to ascertain the parties that may have a potential interest in partnering or combining with or acquiring the Company.

    Between September and December 1998, AH&H contacted or held discussions with eight companies in the life science industry. The Company entered into confidentiality agreements with all eight of the companies contacted during this period, and some of those companies received non-public information regarding the Company, including projected financial information.

    At a regularly scheduled meeting of the Board of Directors held on September 24, 1998, the Board reviewed the activities of AH&H, including the contacts made with potentially interested parties, and further discussed various strategic opportunities for the Company.

    After several discussions between representatives of AH&H, the Company and a potential bidder, on November 30, 1998, the Company received a preliminary, non-binding indication of interest to purchase all of the outstanding Shares in a stock for stock transaction valued at the time of receipt of the indication of interest in the range of $22 million to $24 million (including options and warrants). This indication of interest was prior to completion of the bidder's due diligence review. In light of the volatility of the bidder's stock, from late November through the end of January, the Company, AH&H and the Company's counsel conducted initial negotiations with this bidder and its financial advisor regarding the maximum and minimum number of shares of the bidder's stock that would be issued in the proposed transaction in the event of increases or decreases in the market value of the bidder's stock prior to the consummation of the transaction (the "PRICING COLLAR") and the bidder's requirement that expenses incurred in connection with the proposed transaction be deducted from the value of the stock to be received by the Company's stockholders. The bidder insisted on a Pricing Collar that provided only limited protection to the Company's stockholders if the bidder's stock price declined prior to closing the proposed transaction.

    At special meetings of the Board of Directors on December 6, 1998 and January 20, 1999, the directors expressed their concerns regarding the Pricing Collar and the risks it presented to the Company's stockholders in light of the volatility of the bidder's stock, which had declined by as much as 30% during preliminary negotiations. During the second week of January, the Company released financial results for its second quarter that were below the bidder's expectations, and at the end of January the bidder terminated discussions with the Company.

    Between January and April 1999, AH&H contacted 14 additional companies, including Pierce, and the Company entered into confidentiality agreements with five additional companies and certain of those companies received non-public information regarding the Company. AH&H and the Company's management held discussions with these additional companies between January and April.

    During January 1999 representatives of AH&H contacted the senior management of Pierce to inquire as to Pierce's interest in pursuing a transaction with the Company. Following this contact, Pierce initiated a review of certain publicly available information concerning the Company and contacted representatives of AH&H to advise them that Pierce would be interested in reviewing non-public information about the Company and meeting with members of the Company's senior management. On January 11, 1999, Pierce entered into the Confidentiality Agreement with the Company.

    On February 16, 1999, representatives of Pierce met with certain members of the Company's senior management regarding the business, strategies and prospects of the Company.

    On March 23, 1999, representatives of Pierce and its financial advisor, Vector Securities International, Inc. ("Vector"), met with representatives of the Company and AH&H and conducted a preliminary review of certain non-public information. From March 23, 1999 through April 19, 1999, Pierce, Pierce's advisors, the Company's senior management and the Company's advisors engaged in various discussions regarding the business, strategies and prospects of the Company and the possible terms of a potential transaction.

    On April 16, 1999, the Company received a non-binding indication of interest from a company (the "THIRD PARTY") to purchase all of the outstanding Shares in a stock for stock transaction valued at the time of receipt of the indication of interest in the range of $11 million to $12 million (the "APRIL 16 PROPOSAL").

    On April 19, 1999, Vector, on behalf of Parent, submitted a non-binding letter of interest to acquire all of the Shares for $3.00 per share in cash, subject to, among other things, the Parent completing a due diligence review of the Company and the execution of a definitive agreement (the "APRIL 19 PROPOSAL").

    On April 21, 1999, at a regularly scheduled meeting of the Board of Directors, Mr. Dempsey and representatives of AH&H reported to the Board the April 16 Proposal and the April 19 Proposal, and reviewed the discussions with these companies. AH&H also updated the Board on its contacts with other potentially interested parties and advised the Board that, except for Parent and the Third Party, no parties had expressed an interest in acquiring the Company. The Board instructed AH&H to negotiate a higher price per Share with Parent and the Third Party.

    During the weeks of April 19 and April 26, 1999, AH&H, on behalf of the Company, led negotiations with Parent and the Third Party. With respect to the April 16 Proposal, the Third Party was unwilling to increase its offer price.

    Representatives of AH&H and the Company continued negotiations and on April 28, 1999, Vector, on behalf of Parent, submitted a revised non-binding letter of interest to acquire all the Shares for $3.75 per Share in cash (the "APRIL 28 PROPOSAL"). At special meetings of the Board of Directors held on April 29 and 30, 1999, Mr. Dempsey and representatives of AH&H updated the Board regarding discussions with the Third Party and Parent. At the April 30 meeting, the Board authorized Mr. Dempsey to proceed with further negotiations with Parent.

    On May 3, 1999, Pierce and its representatives continued their review of the Company. On May 7, 1999 the Company's counsel received an initial draft of the proposed Merger Agreement and the proposed Stockholder Agreement. During the week of May 10, 1999 the Company's counsel and Parent's counsel discussed a number of issues presented by the draft Merger Agreement and draft Stockholder Agreement. Concurrently, management of Parent and the Company began discussions of the continued employment of certain employees of the Company.

    On May 12, 1999 the Board of Directors held a special meeting to discuss the status of the negotiations with Parent regarding the Merger Agreement. Mr. Dempsey and the Company's counsel reviewed the issues presented in the draft agreements and received instructions from the Board regarding the proposed terms. At this meeting, Mr. Dempsey informed the Board that Parent insisted that the Company enter into an exclusivity agreement before it would continue negotiations. At the instruction of the Board, the Exclusivity Agreement was executed later that day, which subsequently expired on May 22, 1999.

    During the week of May 17, 1999, AH&H and the Company's counsel, in consultation with senior management and the Board of Directors, continued to negotiate with Parent's counsel the terms and conditions of the proposed Merger Agreement, including price, termination fee, representations and warranties, covenants, termination provisions and conditions to the Offer. During this period, Company counsel, in consultation with management and the Board of Directors, also continued to negotiate with Parent's counsel the terms of the Stockholder Agreement. At a special meeting of the Board of Directors held on May 21, 1999, representatives from AH&H and the Company's counsel provided updates on the status of negotiations with Parent. The Company's counsel reviewed the terms of the proposed Merger Agreement and proposed Stockholder Agreement. In addition, Mr. Dempsey reported to the Board that Parent would require certain employees of the Company to enter into employment agreements. Mr. Dempsey summarized the terms of the proposed employment agreements as they were communicated to him by senior management of Parent.

    On May 24, 1999, Mr. Dempsey and certain other employees of the Company received draft employment agreements from Parent (the "EMPLOYMENT AGREEMENTS"), which Parent required to be entered into as a condition to entering into the Merger Agreement. These employees of the Company retained counsel separate from the Company's counsel to negotiate the Employment Agreements, and between May 24 and May 27, 1999, counsel to Parent and these employees, along with management of Parent and these employees, negotiated the terms of the Employment Agreements.

    On May 24, 1999, at a special meeting of the Board of Directors, the Company's counsel reviewed the then current terms of the proposed Merger Agreement and proposed Stockholder Agreement, and Mr. Dempsey reviewed the terms of the Employment Agreements. AH&H then presented a review of its financial analysis of the proposed cash tender offer of $3.75 per Share for all Shares and further indicated it was prepared to deliver an opinion to the Board of Directors that the consideration to be received in the proposed Merger Agreement was fair from a financial point of view to the Stockholders.

    On May 25, 1999, at a special meeting of the Board of Directors, Mr. Dempsey and the Company's counsel updated the Board on the status of the negotiations. AH&H then updated its May 24, 1999 presentation to the Board of Directors regarding its financial analysis of the Offer and presented a draft of its opinion that the consideration to be received in the proposed Merger Agreement was fair from a financial point of view to the Stockholders. The Board voted, based in part on the opinion of AH&H as to the fairness of the consideration from a financial point of view to the Stockholders and all other relevant factors in relation to the proposed transaction with Parent, to approve the Merger Agreement and to recommend to the Stockholders that they tender their Shares in the Offer conditioned upon counsel and the Company's President continuing to negotiate final transaction documents in accordance with the Board's instructions.

    Following the May 25, 1999 Board of Directors meeting, counsel for the Company and Parent continued the final negotiation of the transaction documents. The Merger Agreement, the Stockholder Agreement and the Employment Agreements were executed and a joint press release was issued by the parties announcing the Merger Agreement on the morning of May 27, 1999. The text of this release is filed as Exhibit 7 to this statement and is incorporated herein by reference.

    Reference is made to the Offer to Purchase for a description of the matters considered by Parent in connection with the transaction.

    REASONS FOR THE RECOMMENDATIONS; FACTORS CONSIDERED BY THE BOARD OF
     DIRECTORS

    At the meeting held on May 25, 1999, the Board of Directors approved the Merger Agreement, and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Stockholders, and the Board of Directors resolved to recommend that Stockholders accept the Offer and tender their Shares. In making such recommendation and approving the Merger Agreement and the transactions contemplated thereby, the Board of Directors considered a number of factors, including, but not limited to, the following:

        (i) the financial and other terms and conditions of the Merger Agreement, including the proposed structure of the Offer and the Merger involving a cash tender offer of $3.75 per Share for all outstanding Shares to be followed by a merger for the same consideration;

        (ii) the extensive negotiations between the Company and Parent, leading to the belief by the Board of Directors that $3.75 per Share represented the highest price per Share that could be negotiated with Parent;

        (iii) the fact that the $3.75 per Share to be paid in the Offer and as the consideration in the Merger represents: (1) a premium of approximately 87.5% over the closing sale price of $2.00 per Share as reported on the Nasdaq SmallCap Market on April 27, 1999, 30 days prior to the execution of the Merger Agreement; (2) a premium of approximately 28% over the $2.93 average closing price over the 20 trading days prior to the execution of the Merger Agreement; and (3) a premium of approximately 30% over the $2.88 closing sale price for the Shares on the Nasdaq SmallCap Market on May 26, 1999, the last trading day prior to the execution of the Merger Agreement;

        (iv) the financial presentation of AH&H made on May 24, 1999 (as updated on May 26, 1999) and the written opinion received by the Company from AH&H on May 27, 1999 to the effect that as of that date, and based upon its review and analysis and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Stockholders pursuant to the Merger Agreement, the Offer and the Merger is fair to the Stockholders from a financial point of view. A copy of the written opinion dated May 27, 1999 of AH&H, which sets forth the assumptions made, procedures followed, other matters considered and limits of the review by AH&H, is attached hereto as Annex B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY;

        (v) the fact that neither the Offer nor the Merger is subject to any financing condition, and that Parent has represented that it has possession of, or has available to it under existing finance commitments, sufficient funds available to consummate the Offer and the Merger and the transactions contemplated thereby;

        (vi) the Company's business, financial condition, assets, liabilities and results of operation, including the substantially lower operating margin and return on equity of the Company's operations compared to a group of its competitors;

        (vii) the consolidation trend in the life science industry and the resulting pricing pressures on the Company's product lines;

        (viii) the possibility of continuing to operate the Company as an independent entity, and the business strategy and prospects of the Company, as well as the various risks and uncertainties associated with those prospects;

        (ix) current financial market conditions, both generally and those affecting "small cap" stocks like the Company, and historical market prices, volatility, trading information and liquidity with respect to the Shares;

        (x) the fact that the Company had carefully considered over several months a full range of options, including acquiring smaller companies and technologies, and that none of these options, in the directors' view, was compelling given the Company's size and competitive position;

        (xi) the fact that, after a more than nine-month effort by the Company and its financial advisor, AH&H, to canvas the market for strategic partners and merger and acquisition possibilities that would maximize value for the Stockholders, in the directors' view the other proposals to acquire the Company contained significant risks and contingencies, including the nature of the consideration proposed; and the fact that none of the other proposals during this market canvas resulted in a firm offer; and

        (xii) the fact that, under the terms of the Merger Agreement, prior to consummation of the Offer, the Board of Directors may approve a superior proposal to be acquired by a third party if the Board of Directors has determined in good faith, after taking into consideration advice of its outside legal counsel, that such approval is required by reason of the Board of Directors' fiduciary duties under applicable law, and further provided that the Company shall have paid a termination fee (including expenses) of $1 million to Parent.

    The Board of Directors' approval and recommendation was based on the totality of the information considered by it. The Board of Directors did not assign relative weights to the factors considered by it or determine that any one factor was of primary importance.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated August 10, 1998 between the Company and AH&H, the Company, as compensation for financial advisory services rendered by AH&H, agreed to pay AH&H (i) $25,000 upon execution of such letter agreement,
(ii) $50,000 if the Company requests, and AH&H delivers, an opinion as to the fairness from a financial point of view of any proposed transaction (defined as one or a series of transactions, including, but not limited to, transactions of the type contemplated in the

Merger Agreement), and (iii) $300,000, if a transaction of the type and size contemplated by the Merger Agreement is consummated, less any amounts paid pursuant to clauses (i) and (ii). In addition, the Company agreed to reimburse AH&H for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel; provided, however, that the aggregate amount of cash reimbursements shall not exceed $20,000 except as otherwise agreed to by the Company. In addition, if the Company receives a break-up fee, topping fee or other termination fee in connection with the Merger Agreement and the transactions contemplated thereby, AH&H will be entitled to 25% of such fee. The Company also agreed to indemnify AH&H and its affiliates, and their respective control persons, directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including liabilities under the federal securities laws.

    Pursuant to a letter agreement, dated as of July 6, 1998, as amended on May 7, 1999, between the Company and Ulrich Schmid, the Company's Director of Business Development, Mr. Schmid is entitled to a success fee of $100,000 upon the completion of the transactions contemplated by the Merger Agreement. In addition, if Mr. Schmid is terminated by the Company without cause, he is entitled to receive continuation of base salary for a period of up to six months following the date of termination. Medical benefits will also be continued during this period, with the cost of premiums paid by the Company.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Neither the Company nor, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries, has effected any transaction in the Company's securities in the past 60 days.

    (b) To the knowledge of the Company, all of its executive officers, directors, affiliates or subsidiaries who are also Stockholders presently intend to tender their Shares in the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or
(iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under the heading "The Merger Agreement -- Alternative Transactions" in Item 3 above, the Company and the Board of Directors may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary obligations to the Company's stockholders under applicable law.

    (b) Except as described in this statement, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders following the purchase by Purchaser, pursuant to the Offer, of the number of shares representing not less than the number of Shares that will satisfy the Minimum Condition.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The following exhibits are filed herewith:

                                 EXHIBIT INDEX

Exhibit No.                                   Description
-----------  ------------------------------------------------------------------------------

Exhibit 1    Agreement and Plan of Merger and Letter Agreement each dated as of May 27,
             1999 among Parent, Purchaser and the Company.

Exhibit 2    Excerpt from the Company's Proxy Statement dated as of September 25, 1998
             (inclusive of pages 4, 8 and 9 thereof).

Exhibit 3    Confidential Disclosure Agreement dated as of January 11, 1999 between the
             Company and Pierce.

Exhibit 4    Exclusivity Agreement dated as of May 12, 1999 by and between Pierce and the
             Company.

Exhibit 5    Stockholder Agreement dated May 27, 1999 by and among Parent, Purchaser and certain individuals listed on Exhibit A thereto.

Exhibit 6    Letter, dated June 2, 1999, from the President and Chief Executive Officer of the Company to the stockholders of the Company concerning the Offer.

Exhibit 7    Joint Press Release of the Company and Parent, dated May 27, 1999.

Exhibit 8    Letter, dated September 30, 1998 from the Company to Dennis Walczewski.

Exhibit 9    Letter Agreement, dated September 11, 1998 by and between the Company and
             Christine Burns.

Exhibit 10   Letter dated July 2, 1998 from the Company to Charles Burke.

Exhibit 11   Form of Stock Option Agreement under the Company's 1992 Stock Plan.

Exhibit 12   1992 Stock Plan of the Company.

Exhibit 13   Employment Agreement dated May 27, 1999 between Owen Dempsey and Parent.

Exhibit 14   Employment Agreement dated May 27, 1999 between Christine Burns and Parent.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ENDOGEN, INC.

                                By:             /s/ OWEN A. DEMPSEY
                                     -----------------------------------------
                                                  Owen A. Dempsey
                                           PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER

Dated: June 2, 1999

                                                                         ANNEX A

ENDOGEN, INC.
30 Commerce Way
Woburn, MA 01801-1059

                         INFORMATION STATEMENT PURSUANT
                  TO SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER
                    NO VOTE OR OTHER ACTION OF THE COMPANY'S
                  STOCKHOLDERS IS REQUIRED IN CONNECTION WITH
                THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
                  SOLICITED AND YOU ARE REQUESTED NOT TO SEND
                              THE COMPANY A PROXY.

    This Information Statement, which is being mailed on or about June 2, 1999 to the holders of shares of the common stock, par value $0.01 per share (the "COMMON STOCK") of Endogen, Inc., a Massachusetts corporation (the "COMPANY"), is being furnished in connection with the designation by EWOK Acquisition Corp., a Massachusetts corporation ("PURCHASER") and wholly-owned Subsidiary of PerBio Science AB, a Swedish corporation ("PARENT"), of persons to the Board of Directors of the Company (the "BOARD"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of May 27, 1999 (the "MERGER AGREEMENT") among the Company, Parent and Purchaser.

    Pursuant to the Merger Agreement, among other things, the Purchaser commenced a tender offer on June 2, 1999 to purchase all of the issued and outstanding Common Stock at a price of $3.75 per share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated June 2, 1999 (the "OFFER TO PURCHASE") and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "OFFER"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 29, 1999, unless extended. The Offer is subject to, among other things, the condition that at least two-thirds of all issued and outstanding shares of Common Stock, on a fully diluted basis, be validly tendered and not withdrawn prior to the expiration of the Offer (the "MINIMUM CONDITION"). The Merger Agreement also provides for the Merger of Purchaser with and into the Company (the "MERGER") as soon as practicable after the consummation of the Offer. Following the consummation of the Merger (the "EFFECTIVE TIME"), the Company will be the surviving corporation and a wholly-owned subsidiary of Parent. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Parent, by Purchaser, in the treasury of the Company or by any subsidiary of Parent, Purchaser or the Company, all of which will be canceled, and other than shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Massachusetts law) will be converted into the right to receive cash in the amount of $3.75 without interest.

    The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, any Common Stock by Purchaser pursuant to and subject to the conditions (including the Minimum Condition) of the Offer, Purchaser will have the right to designate such number of directors of the Company (the "PURCHASER DESIGNEES") as will give Purchaser a majority of such directors.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "SCHEDULE 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent (the "SCHEDULE 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 8 of the Offer to Purchase.

    No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. As set forth in the Schedule 14D-1, the address of the principal executive offices of Parent is SE-284 80 Perstorp, Sweden and the address of the principal executive offices of Purchaser is 3747 North Meridian Road, Rockford, Illinois 61101.

                                    GENERAL

    The Common Stock is the only class of voting securities of the Company outstanding. Each share is entitled to one vote. As of May 24, 1999, there were 3,468,202 shares of Common Stock issued and outstanding.

                            THE PURCHASER DESIGNEES

    The Merger Agreement provides that, promptly upon acceptance by Purchaser of Common Stock pursuant to the Offer, if the Minimum Condition has been met, Purchaser will have the right to designate a majority of the authorized directors of the Company. The Offer to Purchase states that the Purchaser Designees are Robb Anderson, Mats Fischier and Charles Granneman. It is expected that the Purchaser Designees will assume office following the purchase by Purchaser of such number of shares of Common Stock that satisfies the Minimum Condition, which purchase cannot be earlier than June 29, 1999, and that, upon assuming office, the current directors of the Company other than Mr. Owen Dempsey will resign and the Purchaser Designees will thereafter constitute at least a majority of the Board.

    Biographical information concerning each of the Purchaser Designees is presented below.

PURCHASER DESIGNEES

    ROBB ANDERSON is the President of the Purchaser. Mr. Anderson serves as the President of Pierce Chemical Company, an affiliate of Purchaser, and has served as an officer of certain affiliates of Perstorp since 1978. Mr. Anderson is a director of Purchaser and certain affiliates of Perstorp.

    MATS FISCHIER is Division Manager of Perstorp Life Science, a part of the Perstorp Group. Since 1996, Mr. Fischier has served in various capacities with the Perstorp Group, including Division Manager of the Pernovo Division from February 1997 to September 1998 and Division Manager of Perstorp Analytical from January 1996 to February 1997. Prior thereto Mr. Fischier served as a Division Manager of Nobel Industrier of Akzo Nobel.

    CHARLES GRANNEMAN is the Treasurer and Secretary of the Purchaser. Mr. Granneman has served as an officer of certain affiliates of Perstorp since 1988.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth as of May 24, 1999 certain information regarding the ownership of shares of the Company's Common Stock by (i) each person who, to the knowledge of the Company, owned beneficially more than 5% of the shares of Common Stock of the Company outstanding at such date ("PRINCIPAL STOCKHOLDERS"), (ii) each current director of the Company, (iii) each Named Officer (as defined below) of the Company, and (iv) all directors and executive officers as a group. To the Company's knowledge, as of May 24, 1999, none of the Purchaser Designees owned any shares of the Company's Common Stock.

                                                                       AMOUNT AND NATURE OF
                                                                            BENEFICIAL           PERCENT OF COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER                                       OWNERSHIP(1)        STOCK OUTSTANDING(2)
--------------------------------------------------------------------  ----------------------  -----------------------

Owen A. Dempsey(3)..................................................           350,800                     9.8%
  c/o Endogen, Inc.
  30 Commerce Way
  Woburn, MA 01801

Wallace G. Dempsey(4)...............................................           190,000                     5.4%
  c/o Endogen, Inc.
  30 Commerce Way
  Woburn, MA 01801

Irwin J. Gruverman(5)...............................................           125,000                     3.6%
  G&G Diagnostics Corp.
  30 Ossipee Road
  Newton, MA 02164

Hayden H. Harris(6).................................................            65,500                     1.9%
  Enterprise Management, Inc.
  425 North Main Street
  Ann Arbor, MI 48104

Wolfgang Woloszczuk, Ph.D.(7).......................................            58,000                     1.7%
  Biomedica GmbH
  Divischgasse 4
  A-1210 Vienna, Austria

Avery W. Catlin(8)..................................................            39,200                     1.1%
  c/o Endogen, Inc.
  30 Commerce Way
  Woburn, MA 01801

Dennis H. Walczewski(9).............................................            33,400                       *
  c/o Endogen, Inc.
  30 Commerce Way
  Woburn, MA 01801

Charles R. Burke, Ph.D.(10).........................................            13,500                       *
  Monument Partners, Inc.
  1410-1 Monument Street
  Concord, MA 01742

All executive officers and directors as a group (9 persons)(11).....           875,400                    23.2%

------------------------

*   Indicates less than 1%.

(1) Except as indicated in footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock owned based upon information provided to the Company by the directors, officers and Principal Stockholders.

(2) The number of shares of Common Stock deemed outstanding for this calculation includes (i) 3,468,202 shares of Common Stock outstanding on May 24, 1999, and (ii) all Common Stock underlying options which are currently exercisable or will become exercisable within 60 days of May 24, 1999 by the person or group in question.

(3) Mr. Owen Dempsey's beneficial ownership includes 95,700 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter.

(4) Mr. Wallace Dempsey's beneficial ownership includes 30,000 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter.

(5) Mr. Gruverman's beneficial ownership includes 18,000 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter and 95,000 shares of Common Stock held by G&G Diagnostics Limited Partnership I ("G&G"). Mr. Gruverman is the sole general partner of G&G and has sole voting and investment power with respect to such shares of Common Stock. Mr. Gruverman disclaims beneficial ownership of all shares held by G&G, except with respect to his pecuniary interest therein, if any.

(6) Mr. Harris's beneficial ownership includes 60,000 shares issuable upon the exercise of outstanding stock options held by Mr. Harris and by Enterprise Management, Inc. (of which Mr. Harris is President) exercisable on May 24, 1999 or within 60 days thereafter and 2,000 shares held in a trust for the benefit of his children. Mr. Harris disclaims beneficial ownership of all of the shares held in a trust for the benefit of his children.

(7) Dr. Woloszczuk's beneficial ownership includes 18,000 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter. Excludes 127,000 shares of Common Stock beneficially owned by Biomedica GmbH ("BIOMEDICA"). Dr. Woloszczuk is an executive officer and 20% shareholder of Biomedica. Dr. Woloszczuk disclaims beneficial ownership of all shares held by Biomedica, except with respect to his pecuniary interest therein.

(8) Mr. Catlin's beneficial ownership includes 38,200 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter.

(9) Mr. Walczewski's beneficial ownership includes 32,200 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter and 200 shares held by his son. Mr. Walczewski disclaims beneficial ownership of all shares held by his son.

(10) Dr. Burke's beneficial ownership includes 12,500 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter.

(11) Includes 304,600 shares issuable upon the exercise of outstanding stock options exercisable on May 24, 1999 or within 60 days thereafter. Excludes shares indicated as being excluded in note 7.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth the names of the directors and executive officers of the Company, their ages as of May 24, 1999, and the positions currently held by each such person with the Company.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Owen A. Dempsey (1)(2)...............................          41   President, Chief Executive Officer and Director
Dennis H. Walczewski (1).............................          51   Vice President of Sales
Avery W. Catlin (1)..................................          51   Vice President, Operations and Finance, Chief
                                                                    Financial Officer, Clerk and Treasurer
Christine A. Burns, Ph.D. (1)........................          46   Vice President, Product Development and Technology
Charles R. Burke, Ph.D. (2)(4).......................          56   Director
Wallace G. Dempsey (2)...............................          73   Director
Irwin J. Gruverman (2)(3)............................          65   Director
Hayden H. Harris (2)(3)(4)...........................          57   Chairman of the Board
Wolfgang Woloszczuk, Ph.D. (2)(4)....................          51   Director

------------------------

(1) Executive officers of the Company are elected annually and hold office until the first meeting of the Board of Directors after each annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal.

(2) The directors of the Company are elected annually and hold office until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier resignation or removal.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

    Owen A. Dempsey has been President, Chief Executive Officer and a director of the Company since February 1986. From February 1987 to December 1996, he also served as the Company's Treasurer. Mr. Dempsey helped to launch Endogen in 1985. Prior to joining the Company, Mr. Dempsey held positions at the International Management Development Institute in Lausanne, Switzerland and at the IBM Corporation. Mr. Dempsey holds an A.B. from Dartmouth College and an M.B.A. from Stanford University.

    Dennis H. Walczewski has served as Vice President of Sales of the Company since November 1995. From March 1995 until November 1995, Mr. Walczewski served as Director of Sales at T Cell Diagnostics, Inc., a manufacturer of diagnostic kits and reagents for the biotechnology industry. From March 1994 until February 1995, Mr. Walczewski was Vice President of Sales of Tropix, Inc., a producer of research kits and reagents for the biotechnology industry. From March 1987 until January 1994, Mr. Walczewski was Area Sales Manager at Boehringer Mannheim Corporation, a manufacturer of diagnostic kits, clinical lab equipment and products for the biotechnology industry.

    Avery W. Catlin has served as Vice President, Finance, Chief Financial Officer, Clerk and Treasurer of the Company since December 1996. In July 1998, he was promoted to Vice President, Operations and Finance while retaining his other duties. From June 1992 to April 1996, Mr. Catlin held various financial positions at Repligen Corporation, a public biopharmaceutical company, serving the last two years as Chief Financial Officer. Earlier in his career, Mr. Catlin held the position of Chief Financial Officer at MediSense, Inc., a Massachusetts-based medical device company.

    Christine A. Burns, Ph.D. joined Endogen in November 1998 as Vice President, Product Development and Technology. From 1997 until November 1998, Dr. Burns served as Vice President, Contract R&D Services for the PerSeptive Biosystems Division of Perkin Elmer Corporation. From 1993 to 1997, Dr. Burns held senior management positions at PerSeptive Biosystems, Inc., including Vice President,

World Wide Technical Support (1995 to 1997) and Vice President of R&D, Clinical Chemistry (1993 to 1995). From 1986 to 1993, Dr. Burns served in various management positions at Advanced Magnetics, Inc., most recently as Director of Operations and Development.

    Charles R. Burke, Ph.D. has been a director of the Company since June 1998. Dr. Burke is currently principal and founder of Monument Partners, Inc. From January 1994 to December 1997, Dr. Burke was Chief Executive Officer of Research Biochemicals International, a leading supplier of fine organic chemicals to the neuroscience research community. From August 1990 to January 1994, Dr. Burke was Vice President, General Manager Clinical Diagnostics at Gene-Trak Systems, Inc., a developer of amplified DNA probe systems for infectious testing in clinical diagnostic laboratories. Previously, Dr. Burke held numerous management and research positions at Molecular Devices Corporation, Allied Signal, Health and Scientific Products Division, and Abbott Laboratories, Diagnostics Division.

    Wallace G. Dempsey has been a director of the Company since February 1986. From 1973 until May 1993, he served as the Secretary and General Attorney of International Flavors & Fragrances, Inc. From May 1993 until April 1994, Mr. Dempsey served as a consultant to International Flavors & Fragrances, Inc.

    Irwin J. Gruverman has been a director of the Company since November 1990. Since 1982, Mr. Gruverman has been Chairman of the Board and Chief Executive Officer of Microfluidics International and its predecessor, Biotechnology Development Corp. Since 1990, he has also been a General Partner of G&G Diagnostics Funds which invests in medical diagnostics companies. Mr. Gruverman is also a director of Fiberchem International, Inc., InVitro International and North American Scientific, Inc.

    Hayden H. Harris has been a director of the Company since March 1993 and Chairman of the Board since November 1995. Since 1977, Mr. Harris has been President and a director of Enterprise Management, Inc., a venture capital management and consulting company. From 1990 to present, Mr. Harris has been Chairman of the Board and Chief Executive Officer of Software Services Corporation, a provider of contract software services, and since 1995 he has served as President and a director of EDM, Inc., a venture capital management company.

    Wolfgang Woloszczuk, Ph.D. has been a director of the Company since November 1990. Dr. Woloszczuk has also served as Chief Executive Officer of Biomedica GmbH since 1992 and of Biocis Handels GmbH since 1994. He has also served as an executive officer of Bionova Handels GmbH since 1988. Dr. Woloszczuk was an executive officer of Biozol Diagnostica Vertriebs GmbH from 1989 until May 1996. Since November 1997, Dr. Woloszczuk has been President of BioNet, Inc., an exporter of biomedical products located in Southbridge, Massachusetts. In addition, Dr. Woloszczuk has been a Professor of medicinal chemistry at the University of Vienna since 1989.

FAMILY RELATIONSHIPS

    Wallace G. Dempsey is the father of Owen A. Dempsey. There are no other family relationships among directors or executive officers of the Company.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

    The Board of Directors met 15 times during the fiscal year ended May 31, 1999. The Board of Directors has an Audit Committee, of which Irwin Gruverman and Hayden Harris are members. The Audit Committee oversees the accounting and tax functions of the Company, including matters relating to the appointment and activities of the Company's independent auditors. The Audit Committee met two times during the fiscal year ended May 31, 1999. The Board of Directors also has a Compensation Committee, of which Hayden Harris, Charles Burke and Wolfgang Woloszczuk are members. The Compensation Committee reviews and makes recommendations concerning executive compensation, and administers the Company's 1992 Stock Plan (the "1992 PLAN") together with the Board of Directors. The

Compensation Committee also administers the Company's 1993 Non-Employee Director Stock Option Plan (the "DIRECTOR PLAN"). The Compensation Committee met five times during the fiscal year ended May 31, 1999. The Board of Directors does not currently have a standing executive or nominating committee. Each of the Company's directors attended at least 75% of the aggregate of the total number of meetings of the Board of Directors and of all Committees on which he served during the fiscal year ended May 31, 1999.

                       COMPENSATION AND OTHER INFORMATION
                       CONCERNING DIRECTORS AND OFFICERS

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid or accrued by the Company for services rendered for its fiscal year ended May 31, 1999 to Owen A. Dempsey, the Company's President and Chief Executive Officer, Dennis H. Walczewski, the Company's Vice President of Sales and Avery W. Catlin, the Company's Vice President, Operations and Finance, Chief Financial Officer, Treasurer and Clerk (the "NAMED OFFICERS"). No other executive officer earned a total salary and bonus exceeding $100,000 during the fiscal year ended May 31, 1999. The Company did not grant to the Named Officers any restricted stock awards or stock appreciation rights ("SARS") and did not make any long-term incentive plan payouts during the fiscal years ended May 31, 1997, 1998 and 1999.

                                                                                            LONG TERM COMPENSATION
                                                                                   ----------------------------------------
                                                           ANNUAL COMPENSATION           AWARDS               PAYOUTS
                                                         ------------------------  -------------------  -------------------

                                                                                       SECURITIES
                                                                                       UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION                     YEAR     SALARY ($)  BONUS ($)(1)      OPTIONS (#)      COMPENSATION ($)(2)
--------------------------------------------  ---------  ----------  ------------  -------------------  -------------------
Owen A. Dempsey.............................       1999  $  131,700   $   32,320           30,000            $      --
  President and Chief Executive                    1998     120,000       31,067               --                  975
  Officer                                          1997     107,692       49,913              200                   --
Avery W. Catlin.............................       1999  $  132,923   $   22,734           20,000            $   1,243
  Vice President, Operations and                   1998     124,885       20,695           12,000                1,566
  Finance, Chief Financial Officer,                1997      71,285       16,819           60,200                   --
  Treasurer and Clerk (3)
Dennis H. Walczewski........................       1999  $  108,538   $   29,495           14,000            $   2,009
  Vice President of Sales                          1998      90,000       29,825           12,000                1,344
                                                   1997      90,000       47,350              200                   --

------------------------

(1) Amounts included in "Bonus" for Fiscal Year 1999 are target amounts only. Fiscal Year 1999 ended on May 31, 1999 and information needed to calculate actual bonus amounts for Fiscal Year 1999 was therefore not available in time for this filing. All bonus amounts included in Fiscal Year 1998 and Fiscal Year 1997 are actual amounts based on service during such fiscal year, although paid in the subsequent fiscal year.

(2) Company contributions to its 401(k) plan.

(3) Mr. Catlin joined the Company as Vice President, Finance, Chief Financial Officer, Treasurer and Clerk in December 1996.

OPTIONS

    The following table sets forth certain information concerning stock options granted during the fiscal year ended May 31, 1999 to the Named Officers.

                   OPTIONS GRANTED IN THE LAST FISCAL YEAR(1)

INDIVIDUAL GRANTS

                                          NUMBER OF
                                         SECURITIES
                                     UNDERLYING OPTIONS     % OF TOTAL OPTIONS GRANTED TO    EXERCISE PRICE   EXPIRATION
NAME                                     GRANTED(2)          EMPLOYEES IN FISCAL YEAR(3)        ($/SHARE)        DATE
-----------------------------------  -------------------  ---------------------------------  ---------------  -----------
Owen A. Dempsey....................          30,000                          14%                $    3.81        6/24/08
Avery W. Catlin....................          20,000                          10%                $    3.81        6/24/08
Dennis H. Walczewski...............          14,000                           7%                $    3.81        6/24/08

------------------------

(1) The Company did not grant any SAR's during the fiscal year ended May 31, 1999.

(2) Stock options were granted under the 1992 Plan at an exercise price equal to the fair market value of the Company's common stock on the date of grant. The options have a term of ten years from the date of grant and become exercisable as to 25% of the shares covered on each of the first four anniversaries of the date of grant.

(3) Represents all options granted to Mr. Dempsey, Mr. Catlin and Mr. Walczewski during fiscal year ended May 31, 1999, respectively, as a percentage of the total options granted to employees and consultants during the same period. A total of 209,000 options were granted to employees and consultants in fiscal year 1999.

    The following table sets forth certain information concerning stock options held by the Named Officers on May 31, 1999.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)

                                                                                                          VALUE OF
                                                                                NUMBER OF SECURITIES     UNEXERCISED
                                                                                     UNDERLYING          IN-THE-MONEY
                                                                                    UNEXERCISED             OPTIONS
                                                                                      OPTIONS            AT MAY 31,
                                                                                 AT MAY 31, 1999(#)      1999($)(2)
                                                                             --------------------------  -----------
                                         SHARES ACQUIRED         VALUE
NAME                                     ON EXERCISE(#)       REALIZED($)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE
-------------------------------------  -------------------  ---------------  -----------  -------------  -----------
Owen A. Dempsey......................              --                 --         88,200        36,000     $  96,875
Avery W. Catlin......................              --                 --         33,200        59,000            --
Dennis H. Walczewski.................              --                 --         28,700        31,500            --



NAME                                     UNEXERCISABLE
-------------------------------------  -----------------
Owen A. Dempsey......................             --
Avery W. Catlin......................             --
Dennis H. Walczewski.................             --

------------------------

(1) The Company has never granted any SARs.

(2) Value is based on the difference between the option exercise price and $3.56, the fair market value of the Company's Common Stock on May 28, 1999, the last trading day for the fiscal year ended May 31, 1999, multiplied by the number of shares of Common Stock underlying the options.

COMPENSATION OF DIRECTORS

    Each non-employee director of the Company is entitled to $500, plus all reasonable expenses, for each meeting of the Company's Board of Directors and each Committee meeting that he attends. In addition, pursuant to the Director Plan, each non-employee director is automatically granted, without further action by the Board, an option to purchase 6,000 shares of the Company's Common Stock upon (a) the date such director is first elected to the Board and (b) each subsequent anniversary of that director's election to the Board. The exercise price per share of all options granted under the Director Plan is equal to 100% of the fair market value of the Company's Common Stock on the date such options are granted. Options granted under the Director Plan are exercisable as to one-third of the shares subject to such option on the date of grant and as to an additional one-third of the shares subject to the option on each successive anniversary of the date of grant, provided that the optionee has continuously served as a member of the Board of Directors through such date. Notwithstanding the foregoing, those options, which were granted under the Director Plan on November 12, 1993, were fully vested and exercisable in full on the date of such grant.

    The Chairman of the Company's Board of Directors, Hayden Harris, is entitled to an additional $500 per meeting of the Board of Directors and $1,000 per day for each meeting with the Company's President and Chief Executive Officer that is not a Board or Committee meeting. Moreover, in addition to his annual option grant under the Director Plan, the Chairman also received an option to purchase 6,000 shares of the Company's Common Stock pursuant to the 1992 Plan. These options were granted at an exercise price equal to 100% of the fair market value of the Company's Common Stock as of the date of grant. Provided that the Chairman continues to serve the Company in the capacity of employee, officer, director or consultant, the options shall vest over a period of one year from the date of grant, in four equal quarterly installments.

    Pursuant to a letter, dated as of July 2, 1998, from the Company to Charles
R. Burke, Ph.D., a director of the Company, Dr. Burke is entitled to the same compensation paid to all non-employee directors of the Company, and is also entitled to receive $500 per half-day meeting with the Company's President and Chief Executive Officer which is not a Board or Committee meeting and an option to purchase 6,000 shares of the Company's Common Stock pursuant to the 1992 Plan. These options were granted at an exercise price equal to 100% of the fair market value of the Company's Common Stock as of the date of grant. One-third of these options vested on the date of grant and, provided that Dr. Burke continues to serve the Company in the capacity of employee, officer, director or consultant, the balance of the options shall vest over a period of two years, in two equal annual installments.

    Directors who are employees of the Company receive no additional compensation for serving on the Board of Directors or its Committees.

EXECUTIVE EMPLOYMENT AGREEMENTS

    On December 4, 1996, the Company entered into an employment agreement with Avery W. Catlin pursuant to which he joined the Company (the "CATLIN AGREEMENT"). Under the terms of the Catlin Agreement, Mr. Catlin is entitled to receive a minimum salary of $120,000 and a minimum bonus of $34,000 for the first year of the term and a minimum salary of $130,000 for the second year of the term. Mr. Catlin's bonus after the first year of the term will be based on formulas agreed to by the Company and Mr. Catlin. Mr. Catlin's salary after the second year of the term will be determined by the Board of Directors. Additionally, Mr. Catlin is eligible for participation in an executive incentive pay plan and in all of the Company's welfare, benefit, retirement and savings plans on the same basis as other employees of the Company. Pursuant to the Catlin Agreement, and subject to the terms of a stock option agreement, Mr. Catlin received an option to purchase 60,000 shares of Common Stock at $3.88 per share, vesting at 25% per annum for four years. Mr. Catlin's employment by the Company may be terminated, with or without cause, by either party upon prior written notice. In the event Mr. Catlin is terminated by the Company other than for cause or the death of Mr. Catlin, Mr. Catlin would be entitled to continue receiving his salary and benefits for a period of six months following his termination date. In the event Mr. Catlin is terminated by the Company without cause, all of the outstanding options which have been granted to Mr. Catlin, but which have not vested, shall vest immediately and be exercisable in full. In the event Mr. Catlin is terminated pursuant to a change in control of the Company, as defined in the Catlin

Agreement, Mr. Catlin would be entitled to receive a cash payment equal to his annual salary on the date of termination and all of the outstanding options which have been granted to Mr. Catlin, but which have not yet vested, shall vest immediately and be exercisable in full. The initial term of the Catlin Agreement is three years and may be automatically renewed for one year periods.

    Pursuant to a letter, dated as of September 30, 1998, from the Company to Dennis Walczewski, the Company's Vice President of Sales, Mr. Walczewski's annual compensation was adjusted retroactively such that effective December 1, 1997 his annual base salary was increased to $99,000 and his incentive pay was set at a maximum of $48,000. Mr. Walczewski's annual base salary as of December 1, 1998 was fixed at $106,000 and his annual incentive compensation was fixed at a maximum of $48,000. In addition, if through no fault of his own, Mr. Walczewski's employment is terminated, he will be entitled to a severance package in the form of salary continuation for a period of six months from his last date of employment, at the rate of his current annual base salary, and medical benefits will also be continued for up to six months.

    Pursuant to a letter agreement, dated as September 11, 1998, between the Company and Christine A. Burns, Ph.D., the Company's Vice President--Product Development and Technology, during the first year of Dr. Burns' employment her annual base salary is set at $128,000 and her annual incentive pay was set at a maximum of $24,000. During the second year of Dr. Burns' employment her annual base salary will be increased to $144,000 and her incentive pay will be set at a maximum of $24,000. In addition, if, through no fault of her own, Dr. Burns' employment with the Company is terminated, she shall be entitled to a severance package in the form of salary continuation for a period of six months from her last date of employment, at the rate of her then current base salary, and medical benefits will also be continued for up to six months.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On January 15, 1999, the Company entered into a distribution agreement with Biozol Diagnostica Vertrieb GmbH ("BIOZOL") pursuant to which Biozol is the exclusive distributor of the Company's products in Germany.

    On January 29, 1999, the Company entered into a distribution agreement with Biomedica pursuant to which Biomedica distributes the Company's products in certain European countries.

    Wolfgang Woloszczuk, a director of the Company, is currently an executive officer and 20% shareholder of Biomedica, a 50% owner of Biozol.

                     STOCK OPTION ACCELERATION AND CASHOUT

    Pursuant to the Company's 1992 Plan and the option agreements issued thereunder, upon the consummation of the Offer the holders of stock options granted under the 1992 Plan, including the executive officers of the Company and participating directors, will receive a cash payment in connection with the cancellation of their options. The cash payment for each option that has an exercise price that is lower than the Offer Price will equal the difference between the Offer Price and the exercise price of such option, multiplied by the number of Shares subject to such option (whether vested or unvested). The Company will make aggregate payments equal to approximately $401,390. Of that total, Mr. Owen A. Dempsey will receive approximately $110,000 and Dr. Burns will receive approximately $60,000. The Company will make aggregate payments to non-employee directors under the 1992 Plan in the amount of $12,420. Of that total, Mr. Harris will receive approximately $7,200 and Dr. Burke will receive approximately $5,220.

    Non-employee directors of the Company holding stock options granted pursuant to the Director Plan will receive a cash payment in connection with the cancellation of their options. The cash payment for each option that has an exercise price that is lower than the Offer Price will equal the difference between the Offer Price and the exercise price of such option, multiplied by the number of vested (but not unvested)

Shares subject to such option. The Company will make aggregate payments equal to approximately $40,520. Of that total, Mr. Wallace Dempsey will receive approximately $19,880; Mr. Hayden Harris will receive approximately $19,880; Mr. Irwin Gruverman will receive approximately $380; and Dr. Wolfgang Woloszczuk will receive approximately $380.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and holders of more than 10% of the Company's Common Stock (collectively, "REPORTING PERSONS") to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such persons are required by regulations of the SEC to furnish the Company with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended May 31, 1999, the Company believes that all Reporting Persons complied with the Section 16(a) filing requirements in the fiscal year ended May 31, 1999 with the following exception: Dr. Burke, a director of the Company, had one late report concerning one transaction.

ADAMS, HARKNESS & HILL, INC.                                             ANNEX B

May 27, 1999
Board of Directors
Endogen, Inc.
30 Commerce Way
Woburn, MA 01801

Attention: Hayden Harris, Chairman of the Board

Members of the Board:

    You have requested our opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock"), of Endogen, Inc. (the "Company") of the consideration to be received by holders of Common Stock, pursuant to an Agreement and Plan of Merger dated as of May 27, 1999 (the "Agreement") among the Company, PerBio Science AB (the "Parent"), and Ewok Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of the Parent. The Agreement provides for (i) the commencement by Purchaser of a tender offer (the "Tender Offer") to purchase all of the outstanding shares of Common Stock at a price of $3.75 per share, net to the seller in cash (the "Offer Price"), and (ii) the subsequent merger (the "Merger") of the Purchaser into the Company, in which the remaining shares of Common Stock will be converted and exchanged for an amount equal to the Offer Price at the Effective Time. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement.

    Adams, Harkness & Hill, Inc., as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Company in connection with the Agreement and will receive a fee for services, which is contingent upon consummation of the Transaction. We will also receive a fee for providing the Fairness Opinion that is not contingent upon the consummation of the Transaction.

    We are expressing no opinion as to the value of the Common Stock either now, upon consummation of the Transaction, or at any other time. Our Fairness Opinion as expressed herein is limited to the fairness, from a financial point of view, of the consideration to be received by holders of the Common Stock as of the day hereof and does not address the Company's underlying business decision to engage in the Agreement.

    In developing our Fairness Opinion, we have, among other things: (i) reviewed the information contained in the Company's Annual Report, Form 10-KSB, and related financial information for the fiscal year ended May 31, 1998, and the Company's Form 10-QSB and the related unaudited financial information for the nine month period ended February 28, 1999; (ii) analyzed and discussed certain financial statements and other financial and operating data concerning the Company, including forecasts, prepared by members of the senior management of the Company; (iii) conducted due diligence discussions with members of senior management of the Company; (iv) reviewed the historical market prices and trading activity for the Common Stock and compared them with those of certain publicly traded companies we deem to be relevant and comparable to the Company;
(v) reviewed the historical market prices for the Common Stock and compared them with those of certain market indices we deem to be relevant; (vi) compared the results of operations of the Company with those of certain companies we deem to be relevant and comparable to the Company; (vii) compared the financial terms of the Agreement with the financial terms of certain other mergers and acquisitions to the extent we deemed them to be relevant and comparable to the Agreement;
(viii) participated in certain discussions among representatives of the

Company and their financial and legal advisors; (ix) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions as of the date hereof.

    In connection with our review and arriving at our Fairness Opinion, we have not independently verified any information received from the Company, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to any forecasts reviewed relating to the prospects of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management as to the future financial performance of the Company. Our Fairness Opinion is rendered on the basis of securities market conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of the Company as known to us on the date hereof. We have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company.

    This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

    This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in filing with the Securities and Exchange Commission, the Schedule 14D-9 relating to the Tender Offer or the prospectus/proxy statement relating to the Merger. Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration is fair, from a financial point of view, to the Company and the Company's stockholders.

  Sincerely,

     ADAMS, HARKNESS & HILL, INC.

     /s/ GREGORY B. BROWN
     ------------------------------
     Gregory B. Brown
     MANAGING DIRECTOR
  By:

                                 EXHIBIT INDEX

Exhibit No.                                   Description
-----------  ------------------------------------------------------------------------------

Exhibit 1    Agreement and Plan of Merger and Letter Agreement each dated as of May 27,
             1999 among Parent, Purchaser and the Company.

Exhibit 2    Excerpt from the Company's Proxy Statement dated as of September 25, 1998
             (inclusive of pages 4, 8 and 9 thereof).

Exhibit 3    Confidential Disclosure Agreement dated as of January 11, 1999 between the
             Company and Pierce.

Exhibit 4    Exclusivity Agreement dated as of May 12, 1999 by and between Pierce and the
             Company.

Exhibit 5    Stockholder Agreement dated May 27, 1999 by and among Parent, Purchaser and certain individuals listed on Exhibit A thereto.

Exhibit 6    Letter, dated June 2, 1999, from the President and Chief Executive Officer of the Company to the stockholders of the Company concerning the Offer.

Exhibit 7    Joint Press Release of the Company and Parent, dated May 27, 1999.

Exhibit 8    Letter, dated September 30, 1998 from the Company to Dennis Walczewski.

Exhibit 9    Letter Agreement, dated September 11, 1998 by and between the Company and
             Christine Burns.

Exhibit 10   Letter dated July 2, 1998 from the Company to Charles Burke.

Exhibit 11   Form of Stock Option Agreement under the Company's 1992 Stock Plan.

Exhibit 12   1992 Stock Plan of the Company.

Exhibit 13   Employment Agreement dated May 27, 1999 between Owen Dempsey and Parent.

Exhibit 14   Employment Agreement dated May 27, 1999 between Christine Burns and Parent.